Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated February 20, 2013 relating to the consolidated financial statements of Primero Mining Corp. appearing in this Annual Report on Form 40-F of Primero Mining Corp. for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
April 1, 2013